                                                Filed Pursuant to Rule 424(b)(3)
                                           Registration Statement No. 333-112367

            Pricing Supplement to the Prospectus Supplement No. 371
                       dated February 6, 2004 -- No. 369

[GOLDMAN SACHS LOGO]
                          The Goldman Sachs Group, Inc.
                           Medium-Term Notes, Series B

                               ------------------
                                  $3,000,174.31
               7.5% Mandatory Exchangeable Notes due February 2005
               (Exchangeable for Common Stock of EMC Corporation)

                               ------------------

     This pricing supplement and the accompanying prospectus supplement no. 371, relating to the mandatory exchangeable notes, should be read together. Because the mandatory exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 371 should also be read with the accompanying prospectus dated February 6, 2004, as supplemented by the accompanying prospectus supplement dated February 6, 2004. Terms used here have the meanings given them in the accompanying prospectus supplement no. 371, unless the context requires otherwise.

     The mandatory exchangeable notes offered by this pricing supplement, which we call the "offered notes" or the "notes", have the terms described in the accompanying prospectus supplement no. 371, as supplemented or modified by the following:

Issuer: The Goldman Sachs Group, Inc.     Stated maturity date: February 14,
                                          2005, unless extended for up to six
Face amount: each offered note will       business days
have a face amount equal to $14.2121,
which is the initial index stock          Interest rate (coupon): 7.5% per year
price; the aggregate face amount for
all the offered notes is $3,000,174.31    Interest payment dates: February 14,
                                          May 14, August 14 and November 14 in
Original issue price: 100% of the face    each year, beginning on May 14, 2004
amount
                                          Regular record dates: for the interest
Net proceeds to the issuer: 99.9% of      payment dates specified above,
the face amount                           February 9, May 7, August 9 and
                                          November 5, respectively
Trade date: February 6, 2004
                                          Index stock and index stock issuer:
Settlement date (original issue date):    common stock of EMC Corporation
February 13, 2004
                                          CUSIP no.: 38143U549

     Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the value of your note on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. We encourage you to read "Additional Risk Factors Specific to Your Note" beginning on page S-2 of this pricing supplement and on page S-3 of the accompanying prospectus supplement no. 371 so that you may better understand those risks. The offered notes are not principal-protected and the payment amount is capped.

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     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

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     Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                              Goldman, Sachs & Co.

                               ------------------

                   Pricing Supplement dated February 6, 2004.

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Principal amount:                       On the stated maturity date, each
                                        offered note will be exchanged for index stock at the exchange rate or, at the option of Goldman Sachs, for the cash value of that stock based on the final index stock price.

Exchange rate:                          If the final index stock price equals
                                        or exceeds the threshold appreciation
                                        price, then the exchange rate will
                                        equal the threshold fraction times one
                                        share of index stock for each $14.2121
                                        of the outstanding face amount.
                                        Otherwise, the exchange rate will equal
                                        one share of the index stock for each
                                        $14.2121 of the outstanding face
                                        amount. The exchange rate is subject to
                                        anti-dilution adjustment as described
                                        in the accompanying prospectus
                                        supplement no. 371.

                                        Please note that the amount you receive
                                        for each $14.2121 of outstanding face
                                        amount on the stated maturity date will
                                        not exceed the threshold appreciation
                                        price and that it could be substantially less than $14.2121. You could lose your entire investment in the offered notes.

Initial index stock price:              $14.2121 per share.

Final index stock price:                The closing price of one share of the
                                        index stock on the determination date,
                                        subject to anti-dilution adjustment.

Threshold appreciation price:           The initial index stock price times
                                        1.20, which equals $17.0545 per share.

Threshold fraction:                     The threshold appreciation price divided
                                        by the final index stock price.

No listing:                             The offered notes will not be listed on
                                        any securities exchange or interdealer
                                        market quotation system.

Additional risk factors specific        Assuming No Changes in Market Conditions
to your note:                           or Any Other Relevant Factors, the Value
                                        of Your Note on the Date of this Pricing
                                         Supplement (As Determined By Reference
                                        to Pricing Models Used by Goldman, Sachs
                                          & Co.) is Significantly Less than the
                                                  Original Issue Price

                                        The value or quoted price of your note
                                        at any time, however, will reflect many
                                        factors and cannot be predicted. If
                                        Goldman, Sachs & Co. makes a market in
                                        the offered notes, the price quoted by
                                        Goldman, Sachs & Co. would reflect any
                                        changes in market conditions and other
                                        relevant factors, and the quoted price
                                        could be higher or lower than the
                                        original issue price, and may be higher
                                        or lower than the value of your note as
                                        determined by reference to pricing
                                        models used by Goldman, Sachs & Co.

                                        If at any time a third party dealer
                                        quotes a price to purchase your note or
                                        otherwise values your note, that price
                                        may be significantly different (higher
                                        or lower) than any price quoted by
                                        Goldman, Sachs & Co. You should read
                                        "Additional Risk Factors Specific to
                                        Your Note -- The Market Price of Your

                                        Note May Be Influenced by Many
                                        Unpredictable Factors" in the
                                        accompanying prospectus supplement no.
                                        371.

                                        Furthermore, if you sell your note, you
                                        will likely be charged a commission for
                                        secondary market transactions, or the
                                        price will likely reflect a dealer
                                        discount.

                                        There is no assurance that Goldman,
                                        Sachs & Co. or any other party will be
                                        willing to purchase your note; and, in
                                        this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See "Additional Risk Factors Specific to Your Note -- Your Note May Not Have an Active Trading Market" in the accompanying prospectus supplement no. 371.

EMC Corporation:                        According to its publicly available
                                        documents, EMC Corporation and its
                                        subsidiaries design, manufacture, market and support networked storage platforms, software and related services.
                                        Information filed with the SEC by the
                                        index stock issuer under the Exchange
                                        Act can be located by referencing its
                                        SEC file number: 001-9853.

Historical trading price                The index stock is traded on the New
information:                            York Stock Exchange under the symbol
                                        "EMC". The following table shows the
                                        quarterly high and low trading prices
                                        and the quarterly closing prices for the index stock on the New York Stock
                                        Exchange for the four calendar quarters
                                        in each of 2002 and 2003 and for the
                                        first calendar quarter in 2004, through
                                        February 6, 2004. We obtained the
                                        trading price information shown below
                                        from Bloomberg Financial Services,
                                        without independent verification.

                                                     High      Low       Close
                                                     -----     ----      -----
2002
  Quarter ended March 31 ....................        17.97     10.6      11.92
  Quarter ended June 30 .....................        12.25      5.9       7.55
  Quarter ended September 30 ................         9.4       4.45      4.57
  Quarter ended December 31 .................         7.7       3.67      6.14

2003
  Quarter ended March 31 ....................         8.59      5.98      7.23
  Quarter ended June 30 .....................        11.45      7.2      10.47
  Quarter ended September 30 ................        13.96      9.61     12.63
  Quarter ended December 31 .................        14.65     12.11     12.92

2004
 Quarter ending March 31
     (through February 6, 2004) .............        15.8      13.04     14.26
  Closing price on February 6, 2004 .........                            14.26

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                                        As indicated above, the market price of
                                        the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See "Additional Risk Factors Specific to Your Note -- The Market Price of Your Note May Be Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 371.

Hypothetical payment amount:            The table below shows the hypothetical
                                        payment amounts that we would deliver on the stated maturity date in exchange for each $14.2121 of the outstanding face amount of your note, if the final index stock price were any of the hypothetical prices shown in the left column. For this purpose, we have assumed that there will be no anti-dilution adjustments to the exchange rate and no market disruption events.

                                        The prices in the left column represent
                                        hypothetical closing prices for one
                                        share of index stock on the
                                        determination date and are expressed as
                                        percentages of the initial index stock
                                        price, which equals $14.2121 per share.
                                        The amounts in the right column
                                        represent the hypothetical cash value of the index stock to be exchanged, based on the corresponding hypothetical final index stock prices, and are also expressed as percentages of the initial index stock price. Thus, a hypothetical payment amount of 100% means that the cash value of the index stock that we would deliver in exchange for each $14.2121 of the outstanding face amount of your note on the stated maturity date would equal 100% of the initial index stock price, or $14.2121, based on the corresponding hypothetical final index stock price and the assumptions noted above.


                                        Hypothetical Final       Hypothetical Payment
                                        Index Stock Price as     Amounts as % of
                                        % of Initial Index       Initial Index Stock
                                        Stock Price              Price
                                        --------------------     --------------------
                                                175%                     120%
                                                150%                     120%
                                                120%                     120%
                                                110%                     110%
                                                100%                     100%
                                                 75%                      75%
                                                 50%                      50%
                                                  0%                       0%

                                        The payment amounts shown above are
                                        entirely hypothetical; they are based on market prices for the index stock that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little relation to the hypothetical payment amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the index stock. Please read "Additional Risk Factors Specific to Your Note" and "Hypothetical Payment Amounts on Your Note" in the accompanying prospectus supplement no. 371.

                                        Payments on your note may be
                                        economically equivalent to the amounts
                                        that would be paid on a combination of
                                        other instruments. For example, payments on your note may be economically equivalent to the amounts that would be paid on a combination of an interest bearing bond bought, and an option sold, by the holder (with an implicit option premium paid over time to the holder). The discussion in this paragraph does not modify or affect the terms of the offered notes or the United States income tax treatment of the offered notes as described under "Supplemental Discussion of Federal Income Tax Consequences" in the accompanying prospectus supplement no. 371.


Hedging: In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see "Additional Risk Factors Specific to Your Note -- Our Business Activities May Create Conflicts of Interest Between You and Us" and "Use of Proceeds and Hedging" in the accompanying prospectus supplement no. 371.


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